UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Please note that the Tamil Nadu Pollution Control Board (TNPCB) vide its order dated May 23, 2018 ordered disconnection of electricity supply and closure of the Company’s ‘Copper Smelter Plant 1 at Thoothukkudi District, Tamil Nadu’ under provisions of Section 33A of the Water (Prevention and Control of Pollution) Act, 1974 and Section 31A of Air (Prevention and Control of Pollution) Act, 1971, with immediate effect. We would also like to inform that the plant was not operating since March 27, 2018.

We continue to work with the regulatory authorities, at all time ensuring compliance with the necessary regulations.

We request you to kindly take the above information on record. We shall keep you informed of any further development.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer